April 14, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549

Attention:  John Cash, Office of Manufacturing and Construction

Dear Sir:

Re:	International Barrier Technology, Inc. Form 10-K and 10-K/A for the year ended June 30, 2015 Filed September 28 and 29, 2015 File No. 0-20412

This letter is in response to your comment letter dated April 4, 2016.  The paragraph numbering of the below responses corresponds to the numbering in the SEC comment letter.

Form 10-K and 10-K/A for the year ended June 30, 2015

Consolidated Financial Statements

Note 2 Significant Accounting Policies

m) Revenue Recognition, page 30

1.

We note your response to prior comment 4. In reference to the license fee agreement you entered into during the year ended June 30, 2014, please tell us if the related facility was completed and operational when you recognized the $100,000 you received and tell us what if any additional amounts you have recognized under this agreement. Also, based on your reference to multiple element arrangements, please more fully explain to us, and clarify in future filings, if and how you have applied this literature to your license fee arrangements.

Response:

The licensee’s manufacturing line was completed and operational for start up runs in November 2013. We visited the licensee’s plant again for follow up consulting in accordance with the terms of the license agreement in April 2014, at which time the licensee had commenced commercial operations. In September, 2015 we had recognized an additional $50,000 in license fee revenue representing the minimum annual royalty due from the licensee.

We determined that the license fee agreement appeared to fall within the scope of multiple deliverable element literature by virtue of the nature of the terms of the agreement and the deliverables contained therein.

We summarized these deliverables at the inception of the agreement as follows:

Delivered item:

Technology License

Undelivered item:

CEO commitment to provide 25 days of demonstration and

instruction on the use of the technology

Undelivered item:

Technical support of up to 100 man-days for the plant

coating line construction, plant start-up and technical   problem solving

We concluded that the delivery of the technology license did not have stand-alone value given that the purchaser of the license also requires the requisite knowledge of how to use the technology in a commercial application. Similarly, the undelivered items mentioned above were determined not to have stand-alone value. These contractual terms were aggregated as a single unit of accounting.

In future filings, we will disclose separately our accounting policy as it relates to recognition of revenue in conjunction with license fee agreements that include multiple deliverable elements.

Note 4 Property, Plant and Equipment, page 33

2.

We note your response to prior comment 5. Please confirm and clarify in future filings that after your capital lease ended you obtained title to the underlying property. Also, based on your response, it appears your disclosed accounting policy related to leasehold improvements may not be accurate. Please advise or revise.

Response:

We obtained title to the property underlying the capital at the end of the lease on December 31, 2015. The city of Watkins, Minnesota is in the process of finalizing the quitclaim deed documenting the transfer of the property. Our future filings will indicate that title has passed to the Company. In addition, we will revise future filings in respect of the description of the accounting policy related to the depreciation for leasehold improvements.

The Company hereby acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We trust the foregoing is satisfactory.

Yours truly,

INTERNATIONAL BARRIER TECHNOLOGY, INC.

/s/ Melissa McElwee

Per:

       Melissa McElwee, Chief Financial Officer